June 21, 2016

VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631

Re:    Crown Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 000-50189

Dear Mr. O'Brien:

Crown Holdings, Inc. ("we," "Crown" or the "Company") is responding to the comments raised in your letter dated June 8, 2016 regarding Crown's Form 10-K for the fiscal year ended December 31, 2015. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies, page 35

Goodwill Impairment, page 36

1.
We note that you have identified the European Aerosols and Specialty Packaging reporting unit as having a fair value that is not substantially in excess of the carrying value. Please expand your disclosures to provide the following additional information to allow for an assessment of the probability of a future material impairment charge:

	•	A discussion of the degree of uncertainty associated with the specific key assumptions; and

•
A discussion of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification, and SAB 5:P.4 for guidance.

In future filings, we will include disclosure similar to the following for those reporting units having a fair value that is not substantially in excess of carrying value (additions are indicated by underscored text and deletions are indicated by struck-through text).

As of December 31, 2015, the estimated fair value of the European Aerosols and Specialty Packaging reporting unit, using the methods and assumptions described above, was 23% higher than its carrying value, and the reporting unit had $100 of goodwill. The maximum potential effect of weighting the two valuation methods other than equally would have been to increase or decrease the estimated fair value by $10. Assuming all other factors remain the same, a $1 change in forecasted annual Adjusted EBITDA changes the excess of estimated fair value over carrying value by $11; a change of 0.5 in the assumed EBITDA multiple changes the excess of estimated fair value over carrying value by $5; and an increase in the discount rate from 7.5% to 8.5% decreases the excess of estimated fair value over carrying value by $15. Under each of these scenarios, the reporting unit's fair value exceeded its carrying value.
The reporting unit operates in a low-growth environment with multiple competitors, which could result in lower selling prices. In addition, shifts in consumer demand could result in lower volumes. While the Company believes current Adjusted EBITDA projections are reasonable, the reporting unit’s ability to maintain or grow Adjusted EBITDA could be negatively impacted by the above factors. If Adjusted EBITDA decreased by 10%, the fair value of the reporting unit would approximate carrying value. To the extent ~~If~~ future operating results were to decline causing the estimated fair value to fall below carrying value, it is possible that an impairment charge of up to $100 could be recorded.

M. Commitments and Contingent Liabilities, page 59

2.
Please disclose the possible loss or range of loss related to FCO investigation or provide a statement, if true, that such an estimate cannot be made in accordance with ASC 450-20-50-4(b). Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

In future filings, we will include disclosure similar to the following (additions are indicated by underscored text and deletions are indicated by struck-through text).

In March 2015, the Bundeskartellamt, or German Federal Cartel Office (“FCO”), conducted unannounced inspections of the premises of several metal packaging manufacturers, including a

German subsidiary of the Company. The local court order authorizing the inspection cited FCO suspicions of anti-competitive agreements in the market for the supply of metal packaging products.

The FCO’s investigation is ongoing. To date, the FCO has not officially charged the Company or any of its subsidiaries with any violations of competition law. The Company has commenced an internal investigation into the matter and has discovered instances of inappropriate conduct by certain employees of German subsidiaries of the Company. The Company is cooperating with the FCO and submitted a leniency application which disclosed the findings of its internal investigation to date and which may lead to the reduction of penalties that the FCO may impose. If the FCO finds that the Company or any of its subsidiaries violated competition law, the FCO has wide discretion to levy fines. At this stage of the investigation the Company believes that a loss is probable. However, ~~T~~the Company is unable to predict the ultimate outcome of the FCO’s investigation and is unable to estimate the loss or possible range of any additional losses that could be incurred~~,~~ which could be material to the Company’s operating results and cash flows for the periods in which they are resolved or become reasonably estimable.

Liquidity and Capital Resources, page 39

3.
Please provide a discussion and analysis for the significant increase in inventories' turnover days for the first quarter of fiscal 2016 as compared to the first quarter of fiscal year 2015 and the fourth quarter of fiscal year 2015. In this regard, we note that inventories is your largest current asset at $1.4 billion, or 48.7% of total current assets as of March 31, 2016. Please also refer to comment 27 in our letter dated May 24, 2011, along with your response letter dated June 8, 2011, for additional guidance.

In future filings, we will include disclosure similar to the following to discuss the quantitative impact of seasonality and other drivers on inventory turnover days to the extent that the impact is significant.
Inventory turnover was 65 days at March 31, 2015 and 67 days at March 31, 2016. Inventory turnover at March 31, 2016 increased compared to 54 days at December 31, 2015 due to seasonality in the Company's food and beverage can packaging businesses. The food packaging business is seasonal with the first quarter tending to be the slowest period as the autumn packaging period in the Northern Hemisphere has ended and new crops are not yet planted. The industry enters its busiest period in the the third quarter when the majority of fruits and vegetables in the Northern Hemisphere are harvested. Due to this seasonality, inventory levels increase in the first half of the year to meet peak demand in the second and third quarters. The beverage can business is also seasonal with inventory levels generally increasing in the first quarter to meet peak demand in the summer months in the Northern Hemisphere.

Form 8-K Filed April 20, 2016

4.
Please ensure your disclosures appropriately characterize your non-GAAP measures as operating performance measures and/or liquidity or cash flow measures. For example, you appear to have characterized free cash flow as an operating performance measure on page 2. However, you reconcile free cash flow from net cash used for operating activities on page 7, which indicates free cash flow is a liquidity measure.

In future filings, we will ensure that our disclosures appropriately characterize our non-GAAP measures as operating performance measures and/or liquidity or cash flow measures. Specifically, we will modify the description of free cash flow to state that we view free cash flow as a liquidity measure.

5.
Please expand your disclosures on page 2 to provide substantive justification specific to your circumstances as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also refer to Instruction 2 to Item 2.02 of Form 8-K that indicates that the requirement of Item 10(e)(1)(i) of Regulation S-X apply to information furnished under Item 2.02 of Form 8-K and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In future filings, we will provide disclosure similar to the following (additions are indicated by underscored text and deletions are indicated by struck-through text).
The Company views segment income ~~and free cash flow~~ as the principal measure~~s~~ of performance of its operations and free cash flow as the principal measure of its liquidity. The Company considers both of these measures in the allocation of resources. Free cash flow has certain limitations, however, including that it does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure. The amount of mandatory versus discretionary expenditures can vary significantly between periods. The Company believes that adjusted net income, the adjusted effective tax rate, adjusted diluted earnings per share, and information excluding the impact of currency translation are useful in evaluating the Company’s operations as these measures are adjusted for items that affect comparability between periods. The Company believes that free cash flow provides a meaningful measure of liquidity and a useful basis for assessing the Company’s ability to fund its activities, including the financing of acquisitions, debt repayments, share repurchases or possible future dividends. Segment income, free cash flow, the adjusted effective tax rate, adjusted net income, adjusted diluted earnings per share and information excluding the impact of currency translation are derived from the Company’s Consolidated Statements of Operations and Cash Flows and Consolidated Balance Sheets, as applicable, and reconciliations to segment income, free cash flow, the adjusted effective tax rate, adjusted net income, adjusted diluted earnings per share and information unadjusted for currency translation can be found within this release.

6.
Please reconcile each non-GAAP measure presented to the most comparable GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K. Specifically, we did not note a reconciliation for (a) adjusted earnings per share from earnings per share, (b) the percentage increase in constant currency adjusted earnings per share over the prior year from the percentage increase in earnings per share; and (c) the percentage increase in constant currency segment income from the percentage increase in income from operations.

In future filings, we will provide reconciliations similar to the following:

Reconciliation from Net Income and Diluted Earnings Per Share to Adjusted Net Income, Adjusted Diluted Earnings Per Share, Constant Currency Adjusted Net Income and Constant Currency Adjusted Diluted Earnings Per Share

	Three Months Ended
	March 31,
	2016		2015
Net income/ diluted earnings per share attributable to Crown Holdings, as reported	$79	$0.57	$44	$0.32
Hedge ineffectiveness	—	—	(2)	(0.01)
Provision for restructuring and other	2	0.01	20	0.14
Fair value adjustment to inventory	—	—	6	0.04
Loss from early extinguishment of debt	27	0.19	—	—
Income taxes	(12)	(0.08)	5	0.04
Adjusted net income/diluted earnings per share attributable to Crown Holdings	96	0.69	73	0.53
Foreign currency translation (1)	7	0.05
Constant currency adjusted net income/ diluted earnings per share attributable to Crown Holdings	$103	$0.74	$73	$0.53

Reconciliation from Income from Operations to Segment Income and Constant Currency Segment Income

	Three Months Ended March 31,
	2016	2015
Income from operations	$219	$168
Provision for restructuring and other	2	20
Fair value adjustment to inventory	—	6
Impact of hedge ineffectiveness	—	(2)
Segment income	221	192
Foreign currency translation (1)	10
Constant currency segment income	$231	$192

(1)
Information presented for 2016 at 2015 rates represents financial results assuming constant foreign currency exchange rates used for translation based on the rates in effect for the comparable prior year period. In order to compute constant currency results, we multiply or divide, as appropriate, our current year U.S. dollar results by the current year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the applicable prior year average foreign exchange rates.

Additionally, to the extent we disclose percent changes in non-GAAP measures, in future filings, we will disclose with equal or greater prominence the percent change in the most comparable GAAP measure. For example:

•	Income from operations up 30% from $168 to $219

•	Constant currency segment income up 20% from $192 to $231

7.
You disclose (a) the change in constant currency segment income and segment income without also presenting the comparable GAAP measure and (b) you tax effect the adjustments to net income without a clear explanation for how the tax effect is calculated, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

When preparing our next earnings release, we will review the guidance in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and specifically address the points raised in your comment.

* * * *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please contact David A. Beaver, Vice President and Corporate Controller, at (215) 698-5041.

Crown Holdings, Inc.

/s/ David A. Beaver
Name: David A. Beaver
Title: Vice President and Corporate Controller